                                 March 18, 1998


Via Facsimile

Mr. Vance M. Arnold
Renaissance Capital Group, Inc.

Mr. Goodhue Smith
The Duncan-Smith Co.

c/o Vincent Slusher, Esq.
Snell, Brannian & Trent
8160 North Central Expressway, Suite 1800
Dallas, Texas  75208

c/o Matthew Clary, Esq.
Clary & Moore
10306 Eaton Place, Suite 240
Fairfax,  Virginia  22030



Gentlemen:

         This letter outlines a proposal by which Next Generation Media Corp. (the "Buyer") will acquire:

- all of the issued and outstanding shares of Series C Preferred stock (the "Preferred C Shares") of UNICO, Inc., a Delaware corporation (the "Company"), and

- all of (1) the promissory notes issued pursuant to the Subordinated Loan agreement with an outstanding principal balance of $300,000 dated June 30, 1995 among the Company, Cal-Central Marketing Corporation and the Harlon Morse Fentriss Trust, Philip Stephenson, Jr., RHOJOAMT Partnership Ltd., CITCAM Stock Co., Barbara Grinnan and Goose Creek, (2) the subordinated debentures having an outstanding principal balance of $460,000 issued pursuant to an Indenture and placed by The Duncan-Smith Company with various investors and (3) the promissory note(s) issued to Renaissance Capital pursuant to an interim financing agreement between with the Company with an aggregate principal balance of $274,000 (collectively, the "Subordinated Debt").

The holders of the Preferred C Shares and the Subordinated Debt are collectively referred to herein as the "Sellers." The
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proposed acquisition is subject to and encompasses the following terms and conditions:

     1. The effective date of this acquisition (the "Series C/Sub Debt Purchase") will be as of the date on which Buyer and the Company execute a definitive agreement providing for the acquisition by Buyer of all of the outstanding shares of United (the "United Purchase"). The closing will be at Washington, D.C. at a time selected by the Buyer and the Sellers' representatives upon execution of the definitive agreement. The Buyer shall endeavor to effect the closing of the Series C/Sub Debt Purchase and the execution of the definitive agreement for the United Purchase by March 31, 1998, but in no case will the closing take place later than May 1, 1998, unless mutually agreed by the parties.

     Buyer will pay $1,350,000 (the "Purchase Price") for the Preferred C Shares and the Subordinated Debt in the form of (1) $100,000 cash and (2) 250,000 shares of its Callable Cumulative Convertible Preferred stock ("NexGen Preferred").1/ Each 1 1/2 shares of NexGen Preferred will be accompanied by one stock purchase warrant that will entitle the holder to purchase one share of the Buyer's common stock at an exercise price of $0.16, valid for five years from the date of issue.

     The number of warrants to be provided to Sellers will be subject to adjustment based on the price per share at which the Buyer effects a private placement or initial public offering of its common stock following the Buyer's acquisition of United (the "NexGen Placement/Offering"). If the NexGen Placement/Offering is made at a price up to $3.50 per share, Sellers will receive a total of 250,000 warrants; if the NexGen Placement/Offering is made at a price in the range $3.51 - $4.00 per share, Sellers will receive a total of 200,000 warrants; if the NexGen Placement/Offering is made at a price in the range $4.01 -$4.50 per share, Sellers will receive a total of 185,000 warrants; and if the NexGen Placement/Offering is made at a price of $4.51 per share or higher, there will be no adjustment to the warrants issued to Sellers. The Buyer shall endeavor to ensure that the NexGen Placement/Offering will result in the receipt of a minimum of $2,000,000 of net proceeds to Buyer. Buyer agrees to use
(1) 35% of the first $1,000,000 and (2) 50%

--------
1/Buyer will not issue fractional shares and will issue NexGen Preferred shares to each Seller by rounding up or down to the nearest whole number of shares.


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of any net proceeds in excess of $1,000,000 from the NexGen Placement/Offering to redeem NexGen Preferred stock. In the event the proceeds of more than one placement or offering at different prices are used to redeem the NexGen Preferred Stock, the warrant adjustment contemplated by this paragraph will be applied on a weighted average basis of the various offering prices in the placements or offerings, the proceeds of which are used to effect such redemption. The balance of the net proceeds from the NexGen Placement/Offering shall be used to provide a capital infusion to Buyer's newly acquired subsidiary, United, except for payments of obligations of Buyer approved by Buyer's board of directors after the United Purchase.

     2. As part of the transaction, the Sellers represent and warrant to Buyer, among other things, that the Preferred C Shares and Subordinated Debt they are selling represent all of the Preferred C Shares or Subordinated Debt of the Company. In addition, the Sellers shall agree to execute powers of attorney to provide for the authority of one or more representatives of Sellers to effect the sale of the Preferred C Shares and the Subordinated Debt to Buyer at the closing.

     3. At the closing, the Sellers shall deliver to Buyer stock certificates endorsed in blank for all of the Class C Preferred Shares as well as the promissory notes endorsed to the order of Buyer. Sellers represent and warrant that they have good title to the Class C Preferred Stock and the promissory notes, that the Class C Preferred Stock is validly issued, fully paid and nonassessable, that the Class C Preferred Stock and promissory notes are free and clear of liens and encumbrances, and that the Sellers can transfer them without the consent of any third parties. As part of these transactions, Sellers shall convey to Buyer all right, title and interest in and to any claims or causes of action they may have against the Company, its affiliates or any member of its board of directors (the "Unico Board"), in their capacity as Sellers, creditors or as common shareholders in the Company, from the beginning of time to the date of these transactions, as a result of any past actions taken or not taken by the Unico Board or the Unico Board's decision to enter into the United Purchase. Buyer agrees that it will assert no claims or bring no actions against the Sellers or any of them as a result of any actions by the Unico Board from the beginning of time to the date of these transactions, including without limitation any action or failure to act by the Unico Board with respect to the acquisition of United by NexGen.
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     4. Upon the approval by Unico's Board of the purchase of United by Buyer, you will not discuss or negotiate with any other corporation, firm or other person, or entertain or consider any inquiries or proposals relating to the possible disposition of the Preferred C Shares, the Subordinated Debt or the business of the Company, including United.

     5. The Duncan-Smith Co. shall recommend to and undertake their best efforts to obtain the approval of all Sellers to the Series C/Sub Debt Purchase. To facilitate the foregoing approval, the Company will send a copy of this letter and an outline of the terms of agreement to the other Sellers together with such other information as may be required by law or determined by the Company to be necessary in order to obtain the consent of the holder of the Series C Preferred Stock and the Subordinated Debt. This offer and the closing herein contemplated is contingent upon Buyer's acquiring one hundred percent (100%) of the Preferred C Shares and the Subordinated Debt free and clear of all options, liens and other claims.

     6. The closing hereunder is subject, among other things, to the following:

        a.    Approval by the board of directors of Buyer;

        b. Approval by the Board and shareholders of the Company of the United Purchase;

        c. Any necessary approvals required under all loan agreements, indentures or other debt documents of the Company, including without limitation with BancFirst;

        d.    Approval by any necessary governmental authorities; and

        e.    Receipt of all necessary third party consents.

      7. Any and all expenses incurred on behalf of the Sellers in connection with the Series C/Sub Debt Purchase hereunder, including, but not limited to, attorney's fees, accounting fees and other services and
expenditures on their behalf, shall be borne by the Sellers and shall    not be
paid by or incurred for the account of the Company.

         The Series C/Sub Debt Purchase and the United Purchase are further described in the term sheet attached hereto as Annex A. The terms of agreements between Mr. Joel Sens, majority
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shareholder of Buyer, and Mr. Gerard Bernier, President of United, are described in the term sheet attached hereto as Annex B.

      This letter agreement shall terminate upon the earliest of (a) Wednesday, March 25, 1998 at 5:00 p.m. if the Unico Board has failed to elect by that time to enter into the United Purchase; (b) the closing of the Series C/Sub Debt Purchase and execution of a definitive agreement for the United Purchase and (c) May 1, 1998, unless the parties hereto otherwise agree in writing. No public announcement of the matters contemplated herein shall be made by any party hereto without the prior consent of the other parties hereto.

                                                       Very truly yours,

                                                       BUYER:


                                                       By:    /s/  Larry Grimes
                                                          ----------------------
                                                       Name: Larry Grimes
                                                       Title: President



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AGREED AND ACCEPTED:

Renaissance Capital


By:   /s/  Vance Arnold
     ----------------------
Name:  Vance M. Arnold
Title:
       --------------------

Duncan-Smith Company


By:    /s/  Goodhue Smith
     ----------------------
Name: Goodhue Smith
Title:
       ----------------------


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I.   ANNEX A


                 UNICO - NEXT GENERATION MEDIA CORP. TRANSACTION
                                   TERM SHEET
                      -------------------------------------

TRANSACTION:                A purchase of the preferred stock and
                        subordinated debt of UNICO, Inc. ("Unico") with preferred stock of Next Generation Media Corp. ("NexGen") and cash followed by a merger between United Marketing Solutions, Inc., formerly known as United Coupon Corporation ("United"), a subsidiary of Unico, and a newly formed subsidiary ("MergerCo") of NexGen, in which MergerCo will be merged into United with United as the surviving entity. NexGen will acquire 100% of the securities in United making it a wholly-owned subsidiary of NexGen.

                                 PROPOSED TERMS

1.   SERIES C PREFERRED STOCK AND SUBORDINATED DEBT

         Unico's existing subordinated debt and Series C Preferred stock holders will receive 250,000 shares of NexGen's newly issued Callable Cumulative Convertible Preferred Stock, par value $0.01 per share ("NexGen Preferred"). The shares will have a $5.00 per share preference on liquidation or dissolution after corporation. In addition, NexGen will issue one common stock purchase warrant for each 1.5 shares of NexGen Preferred with an exercise price of $0.16 per share, valid for five years.2/ The number of warrants issued by NexGen in conjunction with the NexGen Preferred will be subject to adjustment upon the completion of private place or initial public offerings of NexGen's common stock following the acquisition of United (the "NexGen Placement/Offering") based on the per share price of NexGen common stock in the NexGen Placement/Offering.

-------------
2/This results in the issuance of 166,667 stock purchase warrants to the NexGen Preferred shareholders.



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         The NexGen Preferred will be callable, in whole or in part, at the sole option of NexGen at any time. Upon a call by NexGen, NexGen Preferred shareholders will have twenty (20) days to elect to convert their NexGen Preferred to NexGen common stock or be redeemed. If the NexGen Preferred is called within the first six months after the closing3/ it will have a redemption price of $5.00 per share plus all accrued but unpaid dividends up through the date ten days following the call date. If the NexGen Preferred is called more than six months after the closing, the redemption price will be $6.00 per share plus all accrued but unpaid dividends up through the date ten days following the call date. The NexGen Preferred will pay a cumulative dividend of $.30 per share per annum for the first six months and $.50 per share per annum thereafter. Dividends will accrue and not be payable until eighteen months following the closing. Dividends will become payable provided that the indebtedness to BancFirst is current, in accordance with the restructuring agreement to be reached with BancFirst.

         The NexGen Preferred will be redeemable, at the sole option of the holder, five years from their date of issuance at a price of $6.00 per share plus all accrued but unpaid dividends.

         The holders of NexGen Preferred shares will vote on equal terms with the holders of NexGen common shares with the exception that the NexGen Preferred shareholders, as a class, will be entitled to elect one member to the NexGen board of directors (the "NexGen Board"). Additionally, in the event that the NexGen Preferred shares are not called for redemption, or converted into commons stock within nine (9) months of the Closing, the holders of the NexGen Preferred Shares, as a class, will be entitled to elect one additional member to the NexGen Board and the independent director (hereinafter defined) designated by the other directors shall be replaced in that event. Approval by the NexGen Preferred shareholders, as a class, will be necessary for certain extraordinary transactions, including a sale of substantially all of NexGen's assets, a change in NexGen's primary line of business, incurrence of more than $5 million of indebtedness and an acquisition of property

----------
3/"Closing" means the closing of the merger transaction between MergerCo and United.


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out of the ordinary course of business in excess of $5 million. NexGen shall enact a bylaw restricting the number of NexGen Board seats to five, including the director selected by the NexGen Preferred. Two of the current directors shall remain on the NexGen Board. One director will be selected by Mr. Gerard Bernier. The fifth director shall be an independent director nominated by the other four directors.

         The conversion price for NexGen Preferred will be affected by whether or not NexGen has filed a preliminary Form S-1 (or other applicable registration statement form for an initial public offering) with the Securities and Exchange Commission for an offering of NexGen's common stock (an "IPO") prior to the expiration of six months after the closing of the proposed transaction.

         NexGen Stock Sale Before Six Months

         The NexGen Preferred will be convertible into NexGen common stock, at the holder's option, beginning six months after the closing at a conversion price which is the lesser of (a) $5.00 and (b) 110% of the price for common stock issued in a private placement or initial public offering of NexGen securities ("NexGen Stock Sale"). For example, if the NexGen Stock Sale occurs at $6.00 per share, the conversion price used will be $5.00 and the 250,000 shares of NexGen Preferred would be convertible into 250,000 shares of NexGen common stock. If the NexGen Stock Sale occurs at $4.50 per share, the conversion price would be $4.95 (110%), and the 250,000 shares of NexGen Preferred would be convertible into approximately 252,525 shares of NexGen common stock.4/

------------
4/No fractional shares will be issued. Fractional shares of .5 and above will be rounded up to the nearest whole share; fractional shares below .5 will be rounded down.


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         No NexGen Stock Sale Before Six Months

         The NexGen Preferred will be convertible into NexGen common stock at a conversion price which is the lesser of (a) $4.50 and (b) 110% of the price for the stock, in the NexGen Stock Sale. For example, if the NexGen Stock Sale occurs at $5.00 per share of NexGen Common, the conversion price used will be $4.50 and the 250,000 shares of NexGen Preferred would be convertible into approximately 300,000 shares of NexGen common stock. If the NexGen Stock Sale occurs at $3.00 per share, the conversion price would be $3.30 (110%), and the 270,000 shares of NexGen Preferred would be convertible into approximately 409,091 shares of NexGen common stock.

2.   COMMON STOCK

         Unico will receive 200,000 shares of NexGen common stock in exchange for all the stock of United. Alternatively, NexGen has agreed to pay cash consideration equal to Unico for each Unico shareholder that affirmatively elects, at the time of the Unico shareholder vote concerning the transactions described herein, to receive a cash dividend from Unico in lieu of NexGen common stock (the total number of such Unico common shares, the "electing shares"). In the event that there are any electing shares, (1) the amount of NexGen common stock paid to Unico will be reduced by the nearest whole number equal to 200,000 multiplied by a fraction, the numerator of which is the number of electing shares and the denominator of which is the number of issued and outstanding common shares of Unico and (2) NexGen will also pay Unico in cash $0.10 multiplied by the number of electing shares. The merger and exchange of common stock will follow appropriate filings by Unico and NexGen with the Securities Exchange Commission and a shareholder vote by the Unico common shareholders. NexGen will vote its Unico Series C Preferred in favor of the transaction and will agree to allow those shares to be retired by Unico for nominal consideration. NexGen will also agree to allow the cancellation of the Unico subordinated debt and associated warrants. NexGen will pay additional cash consideration to the extent necessary to extinguish additional debt of approximately $150,000 of Unico to the extent that creditors holding such debt do not consent to the assignment of such debt to NexGen and release of Unico within ninety (90) days of closing.
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3.   NO OTHER SECURITIES

         No other securities (i.e., outstanding warrants and options) will be exchanged by NexGen.

4.   MISCELLANEOUS

         The acquisition of the Unico subordinated debt and Series C Preferred shares and the common shares of United by NexGen is contingent upon a satisfactory restructuring of Unico's debt to BancFirst. The balance of the proceeds of the any IPO or private placement of NexGen common stock, not used to redeem NexGen Preferred or to pay obligations of NexGen agreed to by its board of directors after the merger transaction, will be used to provide a capital infusion to United. So long as NexGen Preferred shares are outstanding, Mr. Joel Sens will not be an officer or director of NexGen.